Exhibit 99.1

Freeline Appoints Henning R. Stennicke, PhD, As Chief Scientific Officer to Lead Research and Discovery

Stennicke, an industry veteran, will join Freeline to lead the research and advancement of the Company’s innovative science and platform technology.

LONDON, February 3, 2022 (GLOBE NEWSWIRE) -- Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies for people with inherited systemic debilitating diseases, today announced the expansion of its executive leadership team with the appointment of Henning R. Stennicke, PhD, as Chief Scientific Officer (CSO).

Dr. Stennicke has been appointed to the role of CSO effective March 1, 2022. He will be based in Stevenage, UK, and report to Michael Parini, Freeline’s Chief Executive Officer, as part of the executive leadership team. As CSO, Dr. Stennicke will lead the research and advancement of the Company’s innovative science and platform technology.

“I am delighted to welcome Henning, who will play a vital role in shaping and driving a scientific strategy where our differentiated capabilities allow us to address unmet needs and create transformative treatments for patients,” said Mr. Parini. “As an innovation-driven leader with a demonstrated ability to execute portfolio strategy from initial ideation to global regulatory approval, Henning brings a breadth and depth of experience that will be key to unlocking the full value of Freeline’s scientific capabilities. I am energized by the world-class team and organization we continue to build at Freeline, and excited for Henning to continue the momentum of our talented research team.”

Henning R. Stennicke brings 26 years of experience in scientific research and leadership, including 20 years in various leadership positions at Novo Nordisk, where he served most recently as Corporate Vice President and Senior Principal Scientist. Among his many leadership roles and accomplishments at Novo Nordisk, Dr. Stennicke was responsible for developing Novo Nordisk’s precision medicine strategy for global research technologies, led a tissue targeting program within precision medicine, and headed Global Development, Biopharm.

“I am excited by the potential I see in Freeline’s scientific and platform technology, including its leading capsid development, protein engineering, and CMC capabilities,” said Dr. Stennicke. “I look forward to applying my experience and expertise to harness these strengths and design research and platform strategies to address the unmet needs of patients.”

Mr. Parini continued, “With Henning joining, I also wanted to take a moment to thank Professor Amit Nathwani, MD, for his service as our interim CSO, and Rose Sheridan for her tremendous leadership as our Head of Research. Professor Nathwani will continue in his role as a director on the Board of Freeline, and Rose will work closely with Henning as they look to drive our innovation engine to change the lives of patients suffering from debilitating disease.”

About Henning R. Stennicke, PhD

Henning R. Stennicke brings 26 years of experience in scientific research and leadership, including 20 years in various leadership positions at Novo Nordisk. Henning R. Stennicke joins Freeline from Novo Nordisk, where he started in 2002 and served in multiple leadership roles, most recently as Corporate Vice President and Senior Principal Scientist, where he developed Novo Nordisk’s precision medicine strategy for Global Research Technologies and led a tissue targeting technology program within precision medicine. Before this, he served as Corporate Project Vice President of Global Development, Biopharm, Novo Nordisk, leading the development of a portfolio of projects encompassing new treatments for growth disorders, hemophilia, and sickle cell disease through clinical development until regulatory approval. During this time, he helped secure the global regulatory approval of Refixia®/Rebinyn®, Esperoct®, and Sogroya®. Dr. Stennicke earned his MSc in biochemistry and PhD in protein chemistry from the University of Copenhagen and the Carlsberg Research Laboratory followed by a postdoctoral position at the Sanford Burnham Prebys Medical Discovery Institute, La Jolla, CA. He also holds an Executive MBA in Management of Technology from DTU (Technical University of Denmark). Dr. Stennicke is the co-author of more than 65 articles and book chapters as well as co-inventor of 25 patents.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally-designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing, and commercialization. The Company has clinical programs in Hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements regarding the potential for the Company to develop a scientific strategy where its differentiated capabilities allow it to address unmet needs and create transformative treatments for patients. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

IR Contact:
investor@freeline.life

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